UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         Genesis Health Ventures, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.02 Per Share
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                         (Title of Class of Securities)

                                  37183F-10-7
                 -----------------------------------------------

                                 (CUSIP Number)

                             Barbara Sherman, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

                                with copies to:

                            William G. Farrar, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                           New York, New York, 10004
                                 (212) 558-4000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 2, 2001
                 -----------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 37183F-10-7                                      PAGE 2 OF 17 PAGES
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--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Goldman, Sachs & Co.
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
     (SEE INSTRUCTIONS)                                        (b)  [  ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        [X]
     ITEMS 2(d) OR 2(e)
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
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                           7.  SOLE VOTING POWER
  NUMBER OF                          0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                       6,578,525
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                 6,578,525
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,578,525
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          BD-PN-IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO. 37183F-10-7                                      PAGE 3 OF 17 PAGES
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--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
     (SEE INSTRUCTIONS)                                        (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [  ]
     ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                        25,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                         6,578,525
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                          25,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                   6,578,525
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,603,525
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          HC-CO
--------------------------------------------------------------------------------

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CUSIP NO. 37183F-10-7                                      PAGE 4 OF 17 PAGES
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ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, $0.02 par value per share (the "Common Stock"), of Genesis Health Ventures, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 101 East State Street, Kennett Square, Pennsylvania 19348.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement on Schedule 13D is being filed by The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and together with GS Group, the "Filing Persons")1. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges and is a direct and indirect wholly-owned subsidiary of GS Group. GS Group is a Delaware corporation and a holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each of the Filing Persons is 85 Broad Street, New York, New York.

         The name, residence or business address, present principal occupation or employment, and the citizenship of each director of GS Group is set forth in
Schedule I hereto and is incorporated herein by reference.

         During the last five years, none of the Filing Persons,

------------------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than for compliance with Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

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CUSIP NO. 37183F-10-7                                      PAGE 5 OF 17 PAGES
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nor, to the knowledge of each of the Filing Persons, any of the persons listed in Schedule I hereto, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Filing Persons have entered into a Joint Filing Agreement, dated as of October 22, 2001, a copy of which is attached as an exhibit hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Commencing in August 1999 and to August 2001, GS Group, through its subsidiary Goldman Sachs Credit Partners L.P. ("GSCP"), has been acquiring in the ordinary course of business in secondary market transactions interests in bank loans (the "Loans") made to the Company and The Multicare Companies, Inc., an affiliate of the Company. Interests in the Loans were acquired with working capital of GSCP. On June 22, 2000, the Company and The Multicare Companies, Inc. each filed voluntary petitions with the U.S. Bankruptcy Court in Delaware to reorganize their respective capital structures under Chapter 11 of the US Bankruptcy Code. On September 20, 2001, the U.S. Bankruptcy Court for the District of Delaware entered an order approving the Debtors' Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated July 6, 2001(as amended, the "Plan"), subject to certain minor modifications. Effective on or prior to October 2, 2001, GSCP transferred to Goldman Sachs its right to acquire pursuant to the Plan the Common Stock, Convertible Preferred Stock and Warrants of the Company described below. On October 2, 2001, the effective date of the Plan, the Company and its subsidiaries emerged from the proceedings under Chapter 11 of the Bankruptcy Code pursuant to the terms of the Plan. Pursuant to the Plan and as of October 2, 2001, Goldman Sachs acquired an aggregate of (i) 6,220,413

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CUSIP NO. 37183F-10-7                                      PAGE 6 OF 17 PAGES
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shares of Common Stock (ii) Convertible Preferred Stock with a conversion price of $20.33 of liquidation preference per share of Common Stock convertible into 353,167 shares of Common Stock and (iii) Warrants with a conversion price of $20.33 to purchase 4,945 shares of Common Stock. The Preferred Stock does not entitle its holder to vote for directors of the Company and may be converted at any time, at the option of its holder. The Warrants are exercisable for a period commencing on October 2, 2001 and ending on October 2, 2002. In addition, GS Group acquired beneficial ownership of Stock Options to purchase 25,000 shares of Common Stock (the "Options"). The Options were granted under the Company's 2001 Stock Option Plan to Joseph A. LaNasa III, a Vice President of Goldman Sachs, who is a member of the new board of directors of the Company appointed pursuant to the Plan. Mr. LaNasa has an understanding with GS Group pursuant to which he holds the Options for the benefit of GS Group. Neither GS Group nor any of its subsidiaries has acquired any voting securities of the Company outside of bankruptcy.

None of the individuals listed on Schedule I hereto has contributed any funds or other consideration towards the acquisition of the securities of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

         The foregoing acquisitions were made for investment purposes only. None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedule I hereto, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j)of Item 4 of Schedule 13D promulgated under the Act. A director of the Company, Joseph A. LaNasa III, is employed by Goldman Sachs and is a Vice President thereof. In his capacity as director, he will participate, and have the opportunity to vote, on matters that are presented to the board of directors of the Company, including sales of assets, extraordinary corporate transactions, and changes to the Company's capitalization, business or corporate structure.

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CUSIP NO. 37183F-10-7                                      PAGE 7 OF 17 PAGES
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         Each of the Filing Persons expects to evaluate on an ongoing basis the
Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or both of the Filing Persons (and their respective affiliates)may purchase additional shares of Common Stock or Preferred Stock or other securities of the Company or may sell or transfer shares of Common Stock or Preferred Stock (or any of the shares into which such Preferred Stock is converted) beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all their positions in the shares of Common Stock, Preferred Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law. To the knowledge of each Filing Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Based on the information disclosed by the Company in its current report on Form 8-K filed on October 4, 2001 there were 41,000,000 shares of Common Stock outstanding as of October 2, 2001. Under the provisions of the Debtors' Joint Plan of Reorganization that was approved by the U.S. Bankruptcy Court for the District of Delaware on September 20, 2001 and that became effective on October 2, 2001, the outstanding pre-Chapter 11 common stock and preferred stock was canceled and upon implementation of the Plan, the Company issued 41,000,000 shares of Common Stock to its creditors in accordance with the Plan

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CUSIP NO. 37183F-10-7                                      PAGE 8 OF 17 PAGES
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provisions.

         As of October 16, 2001 Goldman Sachs may be deemed to beneficially own an aggregate of 6,578,525 shares of Common Stock, consisting of (i) 6,220,413 shares of Common Stock beneficially and directly owned by Goldman Sachs,
(ii) 353,167 shares of Common Stock underlying 71,799 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Goldman Sachs, (iii) 4,945 shares of Common Stock which may be acquired under warrants immediately exercisable and convertible and beneficially and directly owned by Goldman Sachs, representing in the aggregate 15.9% of the outstanding shares of Common Stock.2

         As of October 16, 2001 GS Group may be deemed to beneficially own an aggregate of 6,603,525 shares of Common Stock, consisting of (i) 6,578,525 shares of Common Stock beneficially owned by GS Group through Goldman Sachs as described above, and (iv) 25,000 shares of Common Stock underlying immediately exercisable Options, representing in the aggregate 16% of the outstanding shares of Common Stock.3 The Options were granted under the Company's 2001 Stock Option Plan to Joseph A. LaNasa III, a Vice President of Goldman Sachs, who is a member of the new board of directors of the Company appointed pursuant to the Plan. Mr. LaNasa has an understanding with GS Group pursuant to which he holds the options for the benefit of GS Group.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by such Filing Person as indicated above, except that GS Group has sole voting and


----------
2 Based on 41,000,000 shares of Common Stock outstanding and 358,112 shares of Common Stock underlying Convertible Preferred Stock and Warrants that are deemed to be outstanding for the purpose of this computation pursuant to Rule 13d-3(d)(i) of the Exchange Act.
3   Based on 41,000,000 shares of Common Stock outstanding and 383,112 shares of
Common Stock underlying Convertible Preferred Stock, Warrants and Options that are deemed to be outstanding for the purpose of this computation Rule 13d-3(d)(i) of the Securities Exchange Act.

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CUSIP NO. 37183F-10-7                                      PAGE 9 OF 17 PAGES
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dispositive power with regard to the 25,000 shares of Common Stock underlying the Options.

         (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons listed on Schedule I hereto, during the past sixty days.

         (d) No person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any share of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

Under the Plan additional securities may be distributed pursuant to a Catch-up Distribution as defined in the Plan, which is incorporated by reference hereto and filed as an exhibit hereto.

Under the Company's 2001 Stock Option Plan, Options to purchase 25,000 shares of Common Stock were granted to Joseph A. LaNasa III, a Vice President of Goldman Sachs, who is a member of the new board of directors of the Company appointed pursuant to the Plan. Mr. LaNasa has an understanding with GS Group pursuant to which he holds the options for the benefit of GS Group.

Except as described herein, none of the Filing Persons or, to the knowledge of each Filing Person, any of the persons listed on Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Exhibit Description
-----------    -------------------

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CUSIP NO. 37183F-10-7                                      PAGE 10 OF 17 PAGES
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99.1            Joint Filing Agreement, dated October 22, 2001, between Goldman
                Sachs & Co. and The Goldman Sachs Group, Inc.

99.2 Findings of Fact, Conclusions of Law and Order Confirming the Joint Plan of Reorganization dated September 20, 2001 - incorporated by reference to Exhibit 2.1 of Genesis Health Ventures, Inc.'s Current Report on Form 8-K (File No. 1-11666) dated September 20, 2001

99.3 Disclosure Statement for Debtors' Joint Plan of Reorganization dated July 6, 2001 - incorporated by reference to Exhibit T3E-1 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

99.4 Debtors' Joint Plan of Reorganization dated July 6, 2001 - incorporated by reference to Exhibit T3E-2 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

99.5 Technical Amendments To Debtors' Joint Plan of Reorganization dated August 27, 2001 - incorporated by reference to Exhibit T3E-3 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

99.6 Amendments to Debtors' Joint Plan of Reorganization to Comply with Opinion On Confirmation dated September 13, 2001 - incorporated by reference to Exhibit T3E-4 Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

99.7 Erratum to Disclosure Statement for Debtors' Joint Plan of Reorganization - incorporated by reference to Exhibit T3E-5 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

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CUSIP NO. 37183F-10-7                                      PAGE 11 OF 17 PAGES
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99.8            Power of Attorney, dated December 8, 2000, relating to Goldman,
                Sachs & Co.

99.9 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.

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CUSIP NO. 37183F-10-7                                      PAGE 12 OF 17 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2001



                                               THE GOLDMAN SACHS GROUP, INC.


                                               By: /s/ Roger S. Begelman
                                                   ---------------------
                                                   Name:  Roger S. Begelman
                                                   Title: Attorney-in-fact


                                               GOLDMAN, SACHS & CO.


                                               By: /s/ Roger S. Begelman
                                                   ---------------------
                                                   Name:  Roger S. Begelman
                                                   Title: Attorney-in-fact

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CUSIP NO. 37183F-10-7                                      PAGE 13 OF 17 PAGES
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                                   SCHEDULE I

                  The name of each director of The Goldman Sachs Group, Inc. is set forth below. The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004. Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.



Name and                      Present Principal Occupation
Business Address              or Employment and Citizenship
----------------              -----------------------------

Henry M. Paulson, Jr.         Chairman and Chief Executive Officer of The
                              Goldman Sachs Group, Inc.

Robert J. Hurst               Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain                 President and Co-Chief Operating Officer of
                              The Goldman Sachs Group, Inc.

John L. Thornton              President and Co-Chief Operating Officer of The
                              Goldman Sachs Group, Inc.

Lord Browne of Madingley      Group Chief Executive Officer of BP Amoco plc.

James A. Johnson              Chairman and Chief Executive Officer of Johnson
                              Capital Partners.

John H. Bryan                 Chairman of Sara Lee Corporation.

Ruth J. Simmons               President of Smith College.

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CUSIP NO. 37183F-10-7                                      PAGE 14 OF 17 PAGES
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Name and                      Present Principal Occupation
Business Address              or Employment and Citizenship
----------------              -----------------------------

Margaret C. Whitman           President and Chief Executive Officer of eBay Inc.

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CUSIP NO. 37183F-10-7                                      PAGE 15 OF 17 PAGES
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                                  SCHEDULE II

On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co.(the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

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CUSIP NO. 37183F-10-7                                      PAGE 16 OF 17 PAGES
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INDEX TO EXHIBITS

Exhibit No.     Exhibit

99.1 Joint Filing Agreement, dated October 22, 2001, between Goldman Sachs & Co. and The Goldman Sachs Group, Inc.

99.2 Findings of Fact, Conclusions of Law and Order Confirming the Joint Plan of Reorganization dated September 20, 2001 - incorporated by reference to Exhibit 2.1 of Genesis Health Ventures, Inc.'s Current Report on Form 8-K (File No. 1-11666) dated September 20, 2001

99.3 Disclosure Statement for Debtors' Joint Plan of Reorganization dated July 6, 2001 - incorporated by reference to Exhibit T3E-1 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

99.4 Debtors' Joint Plan of Reorganization dated July 6, 2001 - incorporated by reference to Exhibit T3E-2 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

99.5 Technical Amendments To Debtors' Joint Plan of Reorganization dated August 27, 2001 - incorporated by reference to Exhibit T3E-3 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

99.6 Amendments to Debtors' Joint Plan of Reorganization to Comply with Opinion On Confirmation dated September 13, 2001 - incorporated by reference to Exhibit T3E-4 Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

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CUSIP NO. 37183F-10-7                                      PAGE 17 OF 17 PAGES
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99.7            Erratum to Disclosure Statement for Debtors' Joint Plan of
                Reorganization - incorporated by reference to Exhibit T3E-5 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

99.8            Power of Attorney, dated December 8, 2000, relating to Goldman,
                Sachs & Co.

99.9 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.